EXHIBIT 99.1

MediWound Ltd. Announces Pricing of $22 Million Public Offering of Ordinary Shares

YAVNE, Israel, September 19, 2017 – MediWound Ltd. (NASDAQ: MDWD) today announced the pricing of an underwritten public offering of 4,400,000 of its ordinary shares at a price to the public of $5.00 per share. All of the ordinary shares are being offered by MediWound.  The gross offering size is $22 million, before deducting underwriting discounts and commissions and offering expenses. MediWound has granted the underwriters a 30-day option to purchase up to 660,000 additional ordinary shares. The offering is expected to close on or about September 21, 2017, subject to customary closing conditions.

Cowen and Company, LLC and Wells Fargo Securities, LLC are acting as joint book-running managers for the offering.  Oppenheimer & Co. Inc. and SunTrust Robinson Humphrey, Inc. are acting as co-lead managers for the offering.  Aegis Capital Corp. is acting as a co-manager for the offering.

The securities described above are being offered pursuant to a shelf registration statement previously filed by MediWound with the United States Securities and Exchange Commission (“SEC”) on January 25, 2016 and declared effective by the SEC on March 7, 2016. The offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. The preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. A final prospectus supplement and accompanying prospectus will be filed with the SEC.  Copies of the final prospectus supplement and the accompanying prospectus, when available, may also be obtained from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or by telephone at 631-274-2806; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by email at cmclientsupport@wellsfargo.com, or by telephone at (800) 326-5897.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and was launched in Europe, Israel, and Argentina. MediWound's second innovative product candidate, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding MediWound’s anticipated public offering, and plans and prospects for MediWound.  In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks detailed in the preliminary prospectus supplement and accompanying prospectus relating to the offering and in MediWound’s annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with the SEC, in each case under the heading “Risk Factors.” You should not rely upon forward-looking statements as predictions of future events. Although MediWound believes that the expectations reflected in the forward-looking statements are reasonable, MediWound cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contacts

Sharon Malka Chief Financial and Operations Officer MediWound ir@mediwound.co.il	Bob Yedid Managing Director LifeSci Advisors 646-597-5989 bob@lifesciadvisors.com